Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2020

Unaudited Financial Results

SHENZHEN, CHINA, September 10, 2020 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We set out at the beginning of the year to focus more on Developer Services and Vertical Applications and I am pleased to say that our strategic decision has produced excellent financial results.”

“Our revenue throughout 2020 has been mainly contributed by one, our SaaS Business, which includes Developer Services and Vertical Applications and two, our Targeted Marketing business. Our SaaS Business has great income visibility, high customer stickiness, low bad debt risk and good cash flow with little to no working capital requirements. During the second quarter, our SaaS Business generated an impressive RMB66.5 million in revenue, resulting in a 35% year-over-year and quarter-over-quarter growth rate. The SaaS Business also generated a gross profit of RMB50.8 million, resulting in a 43% year-over-year and 39% quarter-over-quarter growth rate, despite an overall challenging market environment as a result of the ongoing impact of the COVID-19 pandemic.”

“In benefiting from the continued excellent growth in the SaaS Business, our gross margin was 41% in the second quarter, our highest gross margin ever throughout our operating history, as compared with 26% in the same period of last year and 33% in the prior quarter. From a cash flow perspective, we remain in a very strong financial position. During the second quarter, we achieved net operating cash in-flow of more than RMB50.0 million which also set a new record high for the Company. As I look across the various financial KPIs mentioned, I am very pleased that our transition to a SaaS-based business since the end of 2019 has been a huge success.”

Mr. Fei Chen, President of Aurora Mobile, added, “In building on the great momentum from the first quarter, the impressive performance of our Developer Services was once again a highlight during the second quarter. Developer Services generated RMB45.8 million in revenue for the second quarter, its highest result on record. This revenue, which includes both the Subscriptions and Value-Added-Services, resulted in a phenomenal 127% and 46% revenue growth rate year-over-year and quarter-over-quarter respectively on the back of increases in both ARPU and number of customers. Equally impressive was the RMB35.0 million gross profit contribution from Developer Services, which grew by 142% and 50% year-over-year and quarter-over-quarter respectively.”

“It’s also worth noting that the revenue generated from Value-Added-Services grew from RMB6.4 million in the first quarter of 2020 to RMB15.1 million in the second quarter, a significant 134% quarter-over-quarter increase. Both the ARPU and number of customers have grown by more than 50% between the first and second quarters. The strong performance was primarily driven by wide adoption of such services by mini program and e-commerce developers.”

“The combined revenues from Vertical Applications, which include market intelligence, financial risk management and location-based intelligence, increased by 16% from RMB17.8 million sequentially to RMB20.7 million. Despite the ongoing impact of the COVID-19 pandemic, the demand for our Vertical Applications has shown signs of recovery throughout the first half of 2020 as the operating environment improves.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “The realignment of our strategic focus has yielded great financial results. Our gross profit was RMB53.7 million for the second quarter, an impressive 30% quarter-over-quarter increase.

“As a percentage of revenue, SaaS Business which consists of Developer Services and Vertical Applications, accounted for 51% during the second quarter, a significant increase from 17% during the same period last year. Targeted Marketing, on the other hand, accounted for 49% of total revenue during the quarter, down from 83% during the same period last year, as we continued to wind down this business orderly. In terms of gross margin contribution, Developer Services and Vertical Applications accounted for 95% of gross profit whereas Targeted Marketing accounted for only 5% during the quarter.”

Second Quarter 2020 Financial Highlights

•	Revenues were RMB130.8 million (US$18.5 million), a decrease of 55% year-over-year, and an increase of 4% quarter-over-quarter.

•	Cost of revenues was RMB77.1 million (US$10.9 million), a decrease of 64% year-over-year and 9% quarter-over-quarter

•	Gross profit was RMB53.7 million (US$7.6 million), a decrease of 30% year-over-year, and an increase of 30% quarter-over-quarter.

•	Gross margin was 41%, compared with 26% in the same quarter of 2019, and 33% in the first quarter of 2020.

•	Total operating expenses were RMB98.8 million (US$14.0 million), an increase of 4% year-over-year and 6% quarter-over-quarter.

•	Net loss was RMB40.4 million (US$5.7 million), compared with a net loss of RMB14.2 million for the same period last year, and a net loss of RMB51.0 million for the first quarter of 2020.

•

Adjusted net loss (non-GAAP) was RMB32.1 million (US$4.5 million), compared with a RMB1.6 million adjusted net income for the same period last year, and a RMB43.2 million adjusted net loss for the first quarter of 2020.

•

Adjusted EBITDA (non-GAAP) was negative RMB18.3 million (US$2.6 million), compared with positive RMB12.5 million for the same period last year, and negative RMB30.3 million for the first quarter of 2020.

Second Quarter 2020 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,553,000 as of June 30, 2020 from approximately 1,289,000 as of June 30, 2019.

•	Number of monthly active unique mobile devices increased to 1.38 billion in June 2020 from 1.13 billion in June 2019.

•	Cumulative SDK installations increased to 40.6 billion as of June 30, 2020 from 26.6 billion as of June 30, 2019.

•	Number of paying customers increased to 2,396 in the second quarter of 2020 from 2,211 in the second quarter of 2019.

Second Quarter 2020 Financial Results

Revenues were RMB130.8 million (US$18.5 million), a decrease of 55% from RMB291.2 million in the same quarter of last year, mainly due to the decrease in revenues from Targeted Marketing which decreased 73% year-over-year. This was partially offset by revenue growth from Developer Services and Vertical Applications which together increased 35% year-over-year. However, revenues increased 4% quarter-over-quarter due to a significant 35% growth of SaaS Business quarter-over-quarter.

Cost of revenues was RMB77.1 million (US$10.9 million), a decrease of 64% from RMB214.9 million in the second quarter of 2019. The decrease was mainly due to a RMB138.4 million decrease in media costs as we shifted away from Targeted Marketing business and a RMB0.6 million decrease in personnel cost which were partially offset by a RMB2.9 million increase in SMS costs.

Gross profit was RMB53.7 million (US$7.6 million), a decrease of 30% from RMB76.3 million in the second quarter of 2019, primarily due to the decrease in gross profit from Targeted Marketing business as the Company strategically shifts its focus to Developer Services and Vertical Applications. However, gross profit grew 30% quarter-over-quarter primarily contributed by the strong performance of Developer Services and Vertical Applications.

Gross margin was at 41%, a historic record high, compared to 26% in the second quarter of 2019, and 33% in the first quarter of 2020, mainly due to our revenue mix shift from low margin Targeted Marketing business to high margin SaaS business which includes Developer Services and Vertical Applications.

Total operating expenses were RMB98.8 million (US$14.0 million), an increase of 4% from RMB95.2 million in the same quarter of last year.

•

Research and development expenses were RMB47.0 million (US$6.6 million), an increase of 1% from RMB46.3 million in the same quarter of last year, mainly due to a RMB4.2 million decrease in personnel costs, which partially offset by a RMB2.7 million increase in technical service fees, and a RMB1.2 million increase in depreciation of servers and amortization of intangible assets.

•

Sales and marketing expenses were RMB26.8 million (US$3.8 million), a decrease of 12% from RMB30.6 million in the same quarter of last year, mainly due to a RMB3.1 million decrease in marketing expenses and a RMB1.1 million decrease in travel and entertainment expenses which were partially offset by a RMB0.7 million increase in lease and office expense.

•

General and administrative expenses were RMB25.0 million (US$3.5 million), an increase of 37% from RMB18.3 million in the same quarter of last year, mainly due to a RMB7.1 million increase in bad debt allowance and professional fees.

Loss from operations was RMB45.1 million (US$6.4 million), compared with RMB18.9 million in the same quarter of last year, and RMB51.7 million for the prior quarter.

Net Loss was RMB40.4 million (US$5.7 million), compared with RMB14.2 million in the same quarter of last year, and a net loss of RMB51.0 million for the first quarter of 2020.

Adjusted net loss (non-GAAP) was RMB32.1 million (US$4.5 million), compared with RMB1.6 million adjusted net income in the same period of last year, and a RMB43.2 million adjusted net loss for the prior quarter.

Adjusted EBITDA (non-GAAP) was negative RMB18.3 million (US$2.6 million), compared with positive RMB12.5 million for the same period of last year; and negative RMB30.3 million for the prior quarter.

The cash and cash equivalents, restricted cash and short -term investment decreased from RMB431.6 million as of December 31, 2019 to RMB415.7 million (US$58.8 million) as of June 30, 2020.

Update on Share Repurchase

As of June 30, 2020, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during second quarter of 2020.

Conference Call

The Company will host an earnings conference call on Thursday, September 10, 2020 at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/4819906

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, September 17, 2020.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	4819906

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation. and fair value loss/(gain) of long-term investment. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, share-based compensation and fair value loss/(gain) of long-term investment.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be impacted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, financial risk management, and location-based intelligence, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@ChristensenIR.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six Months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	291,225	126,224	130,794	18,513	521,744	257,018	36,378
Cost of revenues	(214,910)	(84,884)	(77,130)	(10,917)	(382,142)	(162,014)	(22,932)

Gross profit	76,315	41,340	53,664	7,596	139,602	95,004	13,446

Operating expenses
Research and development	(46,349)	(41,394)	(46,977)	(6,649)	(89,007)	(88,371)	(12,508)
Sales and marketing	(30,550)	(25,216)	(26,782)	(3,791)	(57,563)	(51,998)	(7,360)
General and administrative	(18,298)	(26,474)	(25,046)	(3,545)	(42,789)	(51,520)	(7,292)

Total operating expenses	(95,197)	(93,084)	(98,805)	(13,985)	(189,359)	(191,889)	(27,160)

Loss from operations	(18,882)	(51,744)	(45,141)	(6,389)	(49,757)	(96,885)	(13,714)

Foreign exchange (loss) gain, net	39	40	(31)	(4)	(4)	9	1
Interest income	1,485	1,604	1,390	197	3,571	2,994	424
Interest expense	(2,733)	(2,932)	(2,998)	(424)	(5,355)	(5,930)	(839)
Other income	5,313	1,523	5,923	838	12,039	7,446	1,054
Change in fair value of derivative liability/asset	584	499	421	60	1,569	920	130

Loss before income taxes	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)

Net loss	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)
Net loss attributable to common shareholders	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)

Net shares per for, Class A and Class B common shares
Class A Common Shares - basic and diluted	(0.19)	(0.66)	(0.52)	(0.07)	(0.50)	(1.18)	(0.17)
Class B Common Shares - basic and diluted	(0.19)	(0.66)	(0.52)	(0.07)	(0.50)	(1.18)	(0.17)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	59,682,432	60,147,106	60,234,587	60,234,587	59,617,777	60,190,846	60,190,846
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	(8,134)	(780)	47	7	(16,262)	(733)	(104)
Total other comprehensive loss, net of tax	(8,134)	(780)	47	7	(16,262)	(733)	(104)

Comprehensive loss	(22,328)	(51,790)	(40,389)	(5,715)	(54,199)	(92,179)	(13,048)

Comprehensive loss attributable to Aurora Mobile Limited	(22,328)	(51,790)	(40,389)	(5,715)	(54,199)	(92,179)	(13,048)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	431,459	305,563	43,250
Restricted cash	115	115	16
Derivative assets	—	273	39
Short-term investment	—	110,000	15,569
Accounts receivable	135,417	65,659	9,293
Prepayments and other current assets	86,087	70,073	9,918
Amounts due from related parties	521	505	72

Total current assets	653,599	552,188	78,157

Non-current assets:
Other non-current assets	2,642	4,766	675
Long-term investments	168,637	212,608	30,093
Property and equipment, net	106,235	99,562	14,092
Intangible assets, net	8,810	10,300	1,458

Total non-current assets	286,324	327,236	46,318

Total assets	939,923	879,424	124,475

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,996	15,960	2,259
Deferred revenue and customer deposits	77,561	98,112	13,887
Accrued liabilities and other current liabilities	96,277	85,335	12,078
Convertible Notes	—	238,842	33,806
Amounts due to related parties	56	27	4

Total current liabilities	193,890	438,276	62,034

Non-current liabilities:
Other non-current liabilities	64	1,303	185
Deferred revenue	8,150	7,736	1,095
Convertible notes	230,031	—	—

Total non-current liabilities	238,245	9,039	1,280

Total liabilities	432,135	447,315	63,314

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
Shareholders’ equity
Common shares	48	48	7
Treasury shares	(1,999)	—	—
Additional paid-in capital	956,735	971,235	137,469
Accumulated deficit	(453,359)	(544,804)	(77,112)
Accumulated other comprehensive loss	6,363	5,630	797

Total shareholders’ equity	507,788	432,109	61,161

Total liabilities and shareholders’ equity	939,923	879,424	124,475

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)
Add:
Share-based compensation	15,749	7,819	8,292	1,174	25,785	16,111	2,280
Fair value loss/(gain) of long-term investment	—	—	—	—	(2,976)	—	—

Adjusted net loss	1,555	(43,191)	(32,144)	(4,548)	(15,128)	(75,335)	(10,664)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(14,194)	(51,010)	(40,436)	(5,722)	(37,937)	(91,446)	(12,944)
Add:
Interest expense	2,733	2,932	2,998	424	5,355	5,930	839
Depreciation of property and equipment	7,611	8,880	9,768	1,383	13,907	18,648	2,639
Amortization of intangible assets	638	1,063	1,094	155	990	2,157	305
EBITDA	(3,212)	(38,135)	(26,576)	(3,760)	(17,685)	(64,711)	(9,161)
Add:
Share-based compensation	15,749	7,819	8,292	1,174	25,785	16,111	2,280
Fair value loss/(gain) of long-term investment	—	—	—	—	(2,976)	—	—

Adjusted EBITDA	(12,537)	(30,316)	(18,284)	(2,586)	5,124	(48,600)	6,881